Washington, DC 20549
                       SECURITIES AND EXCHANGE COMMISSION

                                   FORM 12b-25

                           Notification of Late Filing

                                                Commission File Number 000-16665
                                                                       ---------

(Check One)
[X]   Form 10-K and Form 10-KSB   [ ]   Form 11-K   [ ]   Form 20-F
[ ]   Form 10-Q and Form 10-QSB   [ ]   Form N-SAR

      For period ended    December 31, 2006
                          -----------------

[ ]   Transition Report on Form 10-K and Form 10-KSB
[ ]   Transition Report on Form 20-F
[ ]   Transition Report on Form 11-K
[ ]   Transition Report on Form 10-Q and Form 10-QSB
[ ]   Transition Report on Form N-SAR

      For the transition period ended___________________________________________


      Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________



                                     PART I
                             REGISTRANT INFORMATION

      Full name of registrant   Scores Holding Company, Inc.
                                ------------------------------------------------

      Address of principal executive office   533-535 West 27th Street
                                              ----------------------------------

      City, State and Zip Code   New York, New York 10001
                                 -----------------------------------------------

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                                     PART II
                             RULE 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [x] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to unanticipated delays in completing its unaudited financial statements for the period ended December 31, 2006, Registrant has only recently provided such financial statements and related data to its independent accountants for review. Registrant expects its Form 10-KSB to be filed on or before April 16, 2007.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         Adam S. Gottbetter, Esq.         (212)               400-6900
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                                       (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                                  [ ] Yes [X] No

         Form 10-QSB for the period ended September 30, 2006
         Form 10-QSB for the period ended March 31, 2006
         Form 10-KSB for the year ended December 31, 2005

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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

         Preliminary estimates of certain key indicators show material differences from 2005 to 2006 (all 2006 numbers are approximate). Current assets increased by 30% from $2.4 million to $3.1 million. Net income increased by 131% from $319,202 to $733,577. Company royalty revenues, which is the Company's primary source of funds, increased 31% from $1.4 million to $1.9 million.







                          Scores Holding Company, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    March 30, 2007                          By: /s/ Curtis Smith
                                                     ------------------------
                                                     Curtis Smith
                                                     Chief Financial Officer




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